UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

May 31, 2018

Commission File Number: 000-53543

Ballard Power Systems Inc.

British Columbia, Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
(Address of principal executive office)

Indicate by check mark the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Ballard Power Systems Inc. (“Ballard” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2017 to December 31, 2017.

A copy of Ballard's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.ballard.com/investors/financial-information/annual-reports.aspx.

Item 1.02 Exhibits
As specified in Item 1.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: May 31, 2018	By:	/s/ David Whyte
	Name:	David Whyte
	Title:	Vice President, Operations

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.